04024378

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hylsamex, S.A. de C.V.

*CURRENT ADDRESS Munich 101
San Nicolás de los Garza, N.L. C.P. 66452
MEXICO

**FORMER NAME

PROCESSED
APR 20 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4252 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mm

DAT : 4/15/04

82-4252

ARS 12-31-02


04 JAN 28 AM 7:21
2002
HYLSAMEX
ANNUAL REPORT

Contents

Financial Highlights HYLSAMEX, S.A. de C.V. and Subsidiaries

	2002	2001	%Var.
Sales (thousand of tons.)	2,778	2,344	19
Revenue per ton (US$)	488	517	(6)
Cost (1) per ton (US$)	421	450	6
EBITDA (2) (US$ million)	197	155	27
Income Statement (Ps million)			
Net Sales	13,481	12,181	11
EBITDA	1,968	1,557	26
Depreciation and amortization	1,240	1,277	(3)
Operating income	728	281	159
Majority net income	(731)	(2,671)	N/A
Net income per share (Ps.)	(1.444)	(10.959)	N/A
Balance Sheet (Ps million)			
Total assets	28,535	27,685	3
Total liabilities	17,784	18,929	(6)
Consolidated stockholders' equity	10,751	8,756	23
Book value per share (Ps)	17.731	27.901	(36)

Note: *In the editorial section of this annual report, monetary figures are expressed in pesos (Ps.) as of December 31, 2002 or dollars (US$), unless otherwise specified. Comparisons are in real terms, that is, discounting the effects of inflation. Volume figures are in metric tons.*

(1) Cost of goods sold before depreciation and amortization plus operating expenses.

(2) Operating income before depreciation and amortization.

Main Indicators

Value Added Products
(% of Total Revenue)



66
64
62
60
58
56
54
52
50
'98
'99
'00
'01
'02

Sales
(Thousand Tons)



3,000
2,500
2,000
1,500
1,000
500
0
'98
'99
'00
'01
'02

EBITIDA
(Thousand Dollars)



350
300
250
200
150
100
50
0
'98
'99
'00
'01
'02

EBITDA per Ton
(US$ per ton)



120
100
80
60
40
20
0
'98
'99
'00
'01
'02

Exports
(Thousand Tons)



700
600
500
400
300
200
100
0
'98
'99
'00
'01
'02

Financial Summary Hylsamex, S. A. de C.V. and Subsidiaries (Ps. millions)

	2002	2001	2000	1999	1998
Total assets	28,535	27,685	32,634	33,923	38,616
Net working capital	2,789	1,952	2,904	3,953	3,882
Total liabilities	17,784	18,929	20,363	18,922	22,302
Total stockholders' equity	10,751	8,756	12,270	15,001	16,314
Net sales	13,481	12,181	15,669	16,415	16,912
Consolidated net income	(898)	(2,683)	183	860	83
Majority net income	(731)	(2,671)	176	821	51
Minority net income	(167)	(12)	7	39	31
Outstanding shares (millions)	506.340	243.756	243.756	243.756	243.756
Employees	7,207	6,966	7,421	7,691	8,357
Interest coverage	1.82	1.07	1.73	2.06	2.18
Financial leverage	1.65	2.16	1.66	1.26	1.37
Long-term liabilities / Property, plant and equipment	0.77	0.61	0.69	0.59	0.60
Long-term liabilities / Capitalization	0.58	0.58	0.55	0.48	0.49
Current ratio	2.18	0.68	1.22	1.33	1.07
Earnings per share (Ps)	(1.444)	(10.959)	0.722	3.367	0.211
Book value per share (Ps)	17.731	27.901	41.969	53.495	59.942

To Our Shareholders

Hylsamex improved its operating and financial results in 2002. The marked improvement versus the previous year resulted from a more favorable economic environment that led to a rebound of both demand and international steel prices. In addition, management's efforts on productivity and competitiveness resulted in a notable reduction in costs for the year.

During mid-2002, Hylsamex successfully concluded the debt refinancing processes at its subsidiaries Hylsa and Galvak. As a result of this, Hylsamex regained financial flexibility and was able to concentrate once again on its business strategy and a more promising future.

We must recognize the talent and dedication of our personnel and their contribution to Hylsamex.

Steel Market

In 2002, the steel industry worldwide improved markedly over 2001, aided by a rebound in the price of steel products. Other factors contributing to this improvement were an increase in demand —supported by a modest economic growth—, an improvement in the supply/demand balance and legal measures implemented by several countries against unfair trade practices.

The Mexican steel industry benefited from the more favorable environment in 2002. Starting in the second half of the year, steel prices in Mexico rebounded following the trend in international prices, and at the same time, export markets became increasingly attractive. A 6% growth in domestic demand resulted in a similar increase in liquid steel production and a 4% rise in finished products.

This past September, the Mexican government extended for an additional year the tariff increase it had imposed on several steel products. The measure translated into decreased amounts of steel products being brought from countries with which Mexico has no free trade agreements. Nevertheless, the volume of imports remained high, accounting for 28% of total domestic steel consumption in 2002 as compared to 27% in 2001.

Operating Performance

Hylsamex's total sales volume amounted to 2.8 million tons in 2002, recording a 19% year-over-year increase. Domestic shipments rose 9% from 2001, to 2.2 million tons. Exports for the year grew a solid 80%, to 582 thousand tons, as compared to 323 thousand tons sold in 2001. The ratio of export sales-to-total shipments reached 21% for the year, and the associated export revenue amounted to US$284 million.

On the cost side, all Hylsamex subsidiaries were required to seek further permanent cost reductions. Altogether, Hylsamex was able to reduce variable costs per ton by 11%, notwithstanding that the cost of some variable inputs required for the production of steel showed increases during the year.

Major efficiencies were also accomplished in working capital management. Improvements were registered mainly in accounts payable, suppliers and inventories, with a 22-day average reduction.

Also, Galvak was awared the 2002 National Quality Award, presented by President Vicente Fox Quesada. This constitutes a testimony to the perseverance and continuous improvement efforts of our personnel.

HYL —Hylsamex's Technology Division— and Ferrostaal AG, its German partner, successfully concluded a cutting-edge design project for direct reduction mini-plants, configured specifically for use in the minimill type of facilities. These plants use state-of-the-art technology and are modular units with an installed capacity ranging from 300 to 450 thousand tons per year. Due to the modular design, each unit requires a significantly smaller investment than traditional reduction plants.

Financial Performance

It is worth noting that the improvement in Hylsamex's financial results for the year 2002 was due to both, a more favorable steel industry environment and to management's intensified efforts with respect to productivity and competitiveness.

To Our Shareholders

Following the increase in sales volume and the recovery in prices registered throughout the year, Hylsamex's revenues grew 11%, to 13,481 million; operating profit reached 728 million, increasing a relevant 159%, while cash flow generation, measured as EBITDA, totaled 1,968 million, rising 26% over last year figures.

Capital expenditures in 2002 were aimed primarily at maintaining facilities and equipment in optimal condition, as well as at increasing the production capacity at Galvak. These investments amounted to US$21 million for the year.

One of Hylsamex's most notable accomplishments in 2002 was the completion of an agreement with creditors to restructure the debt of its subsidiary Hylsa. As a result, Hylsa's net debt was reduced by 38% and principal maturities were extended, thus enabling the Company to regain some financial flexibility. Galvak, on the other hand, was granted US$150 million in new, long-term financing, which allowed it to refinance its debt and provided the funds required for its expansion program. Overall, Hylsamex's consolidated debt was reduced by 21% and its equity rose by US$263 million.

The refinancing agreement led to a marked improvement in the Company's financial structure. The interest coverage ratio improved from 1.1x prior to the restructuring, to 1.8x as of December 2002, and net debt-to-LTM EBITDA ratio from 8.5x to 5.5x.

Strategy

Aside from the major efforts carried out in cost savings, productivity and quality improvements, Hylsamex initiated other measures during the year aimed at maintaining its competitive position and commercial leadership.

In the face of increased steel scrap costs resulting from improved demand and rising steel prices, the Company increased the consumption of direct reduced iron in its metallic charge, from 44% in 2001 to 57% in 2002.

Regarding natural gas, Hylsamex continued with its fixed price contract with Pemex, which will remain in effect until December 2003, and its financial derivates program, which yielded US$2.5 million in savings throughout the year.

On the marketing front, the Company continued focusing on selling higher value-added products. The revenue mix for 2002 included 65% of these products as compared to 63% in the prior year, with sales of ultra-thin hot rolled, cold rolled and coated products showing the most improvement.

Siderúrgica del Orinoco (SIDOR), a non-consolidated Venezuelan steel producer, also registered a notable improvement in operating and financial results. Despite the adverse economic environment prevailing in its domestic market, Sidor obtained US$140 million of EBITDA in 2002, recording an increase of 149% from 2001.

However, Sidor's financial structure remains weak. The company is in negotiations with its bank creditors and entities controlled by the Venezuelan Government to restructure its debt obligations. As of the date of this report, there have been considerable advances made in this process; however, there is no definitive date for obtaining a final agreement.

Outlook

Forecasts for 2003 point to a year of higher economic growth, in which the global steel industry will consolidate the progress made so far. This scenario will allow Hylsamex to strengthen the Company's operations and more importantly, to grow cash flow. Nevertheless, some analysts believe that the uncertainties surrounding the global economic conditions, and their possible effects, both on Mexico and the United States, could impact some industries, including steel.

Regardless of the economic forecast, Hylsamex made a significant step forward last year through the restructuring agreement with Hylsa's creditors and the new financing at Galvak. This provides Hylsamex the required flexibility to search for a strategic partner and to push for the divestiture of non-core assets.

Management has already stated that investments over the next couple of years will be concentrated on the coating subsidiary Galvak, which is in the process of increasing installed capacity in all its product lines, providing Hylsamex with additional value-added volumes.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

To Our Shareholders

The productivity and constant improvement programs will continue during 2003 and Hylsamex will continue to reaffirm its competitive position as one of the most efficient steel producers and the supplier of choice for its customers.

As in previous years, the Board of Directors acknowledges that the support and trust of its shareholders, clients and suppliers, as well as the financial community throughout the year are essential to successfully navigating in this challenging environment. You are all an important source of strength in our efforts to achieve Hylsamex's objectives.

February 7, 2003
San Nicolas de los Garza
Nuevo Leon, Mexico

Dionisio Garza Medina
Chairman of the Board

Alejandro M. Elizondo
Chief Executive Officer



 HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

Hylsamex's mining operations registered a significant improvement in the year 2002. Las Encinas resumed operations of its pelletizing plant in January and the Cerro Náhuatl mine in March. The Aquila mine devoted itself to lump ore and magnetic ore extraction.

The Consorcio Minero Benito Juárez - Peña Colorada operated at capacity year-round.

Various reengineering projects allowed for substantial productivity gains.

Leading indicators

- Pellet production: 3.1 million tons, up 85% from 2001.
- Exports of concentrated iron: 57 thousand tons, valued at US$ 1.3 million.
- Domestic lump ore sales: 25 thousand tons.

Hylsa

Raw Materials



Mining Pellet Production
(Million Tons)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'98 '99 '00 '01 '02

HYL
TECHNOLOGY FROM HYLSAMEX



Technical Assistance Services
(Weeks per man, accumulated)


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0.0
'98 '99 '00 '01 '02

In the year 2002, HYL's activities focused on strategic projects directed at promoting efficiency and competitiveness within Hylsamex's productive units.

The Hylsa Flat Product Division there were savings for US$ 3 million in a project aimed at reducing the natural gas and water consumptions; another project was directed at generating the hydrogen required for its annealing processes. In Galvacer, there is a project aimed at reducing galvanizing and painting process costs.

The Division diversified its technical assistance services to steel companies in 9 countries. Its SAP-based preventive maintenance has already been installed in companies in Mexico, US and Chile. Additionally, it teamed with Italy's Danieli in galvanizing plant training and with Japan's Kawasaki in electricity facilities commissioning.

Other HYL® research

- Decrease in natural gas consumption on a per ton basis.
- Partial substitution of natural gas with less expensive and more available solid and liquid fuels.
- Production of a pig iron-like liquid metal which increases productivity and reduces operation costs, upon loaded.

Flat Products Division

The Flat Products Division posted satisfactory results in 2002, despite operating in a climate of low economic growth.

Total sales volume surpassed the 1.6 million ton mark, up 16% from 2001. Most of the shipments —1.4 million tons worth— were destined to the domestic market.

Exports shipments grew to 351 thousand tons in 2002, two times the level of 2001, accounting for 22% of total sales.

Sales of value-added products reached 624 thousand tons, 39% of total sales.



Relevant facts

- Peak productivity levels were reached: 2.7 man hours per ton.
- QS-9000 certification was maintained after a June audit.
- A US$ 7.6 million investment was made to upgrade control systems in the 3M5 DRI plant and in the Continuous Casting Flat Products Mill, to execute operative improvements in the cold rolling mills, and in equipment maintenance.

Flat Products Division Sales
(Thousand Tons)


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
'98
'99
'00
'01
'02

Bar and Rod Division



Bar and Rod Division Sales
(Thousand Tons)


1,200
1,000
800
600
400
200
0
'98
'99
'00
'01
'02

Despite the construction industry's dimmed dynamics and the downward trend in non-flat product prices, Hylsamex's Bar and Rod Division achieved improved results in 2002.

With the RSM finishing mill normalizing operations in July, the Puebla Plant enhanced its productivity and consolidated itself as a producer of value-added products, particularly of specialty wire rod for the automotive and fastener industries.

With respect to quality control, the Division obtained the QS-9000 certification on December. On the environmental front, an audit for the Clean Industry accreditation was succesfully conducted. The certification will be received in 2003.

Leading indicators

- Production: 907 thousand tons; up 18% from 2001.
- Sales: 979 thousand tons; up 27% from 2001.
- Exports: 2.1 times the level of the previous year.

By virtue of Galvacer's successful 2002 performance, Hylsamex continued to expand its presence in the processed steel market.

Its total sales were 716 thousand tons of high value-added products, up 7% from 2001. Of these, over 193 thousand tons were destined to the export market, a 32% growth for the year.

Revenue amounted to US$ 522 million, accounting for 38% of Hylsamex's total revenue.

Galvacer's organization

- This business unit encompasses Galvak and its subsidiaries Galvacer Chile, Galvacer Costa Rica, Galvacer America and Ferropcion, as well as Hylsa Tubular Product Division.

GALVACER
HYLSAMEX PROCESSED STEEL





GALVAK
GALVACER IN COATED STEEL PRODUCTS


DE CALIDAD
2•0•0•2

Galvak Sales
(Thousand Tons)


600
500
400
300
200
100
0
'98
'99
'00
'01
'02

In 2002, Galvak strengthened its leadership in the coated steel market through superior results. It set an all-time sales record and diversified its markets. Total sales rose 8%, while exports grew 31%.

This performance prompted a 34% growth in operating income with respect to the year 2001, which was particularly difficult.

Galvak launched new products aimed at the construction and automobile industries; also, incorporated a good number of customers to its Internet-based KanBan system and other IT systems, aimed at optimizing Galvak product inventory in the customer's warehouse.

It also opened a marketing office in Costa Rica and consolidated its operations in Chile and Canada.

Galvak's awards

- 2002 National Quality Award.
- First place in the National Teamwork Contest.
- First company in Nuevo Leon State to obtain White Flag Certification, for health prevention.
- Clean Industry Certification Renewal.
- ISO-9000 Certification for Galvamet.

This Division had a satisfactory performance in 2002, posting a record sales volume. In addition, it reoriented its marketing strategy toward higher value-added products, and achieved a stunning 33% growth in exports.

HYLSADAT

CALVACER IN TUBULAR STEEL PRODUCTS

In order to increase operating efficiency, the Division installed a new automatic packaging line, as well as major modifications in the galvanizing and varnishing areas and in the reducing mill in order to produce oil pipe in diameters of up to 6 inches.



Relevant facts
• Marketing activities was restructured based on market segments. • Electronic systems were implemented to expedite input purchase and product sale processes. • Six Sigma, the quality and productivity methodology, was pursued prompting the participation of the majority of the personnel.

Tubular Products Division Sales

(Thousand Tons)


250
200
150
100
50
0
'98
'99
'00
'01
'02

HYLSAMEX · WORTHINGTON STEEL

Despite a low economic growth climate and increased competition, Acerex, Hylsamex's flat steel processing center, once more posted favorable financial results.

Although the company registered a 3% decline in total sales volume, it increased 61% its direct shipments to the domestic market and 36% its exports.

Consequently, while its tolling service operations represented 61% of total volume, direct sales now account for 39%, against 24% in 2001.

Revenue rose 34%, while operating profit grew 37%.



Acerex Sales

(Thousand Tons)


400
350
300
250
200
150
100
50
0
'98
'99
'00
'01
'02

Competitive edge
• Acerex remains at the cutting-edge among Mexican flat steel processors, thanks to the technical and marketing collaboration of its partner Worthington Industries, a U.S. industry leader.

WORTHINGTON INDUSTRIES

Siderúrgica del Orinoco (SIDOR), a non-consolidated Venezuelan steel company, posted a significant improvement in its commercial and financial results, thanks to an increase in exports.

The company's operations were hampered by labor strikes and the difficult social climate in Venezuela, which limited the availability of some raw materials, such as natural gas.

Total sales amounted to 3.3 million tons, up 12% from last year's figures. This can be traced to its exports —2.4 million tons— that registered a 37% growth; they accounted for 72% of total sales, up sharply from 59% in 2001.

Domestic market shipments, limited by the economic crisis prevailing in Venezuela, fell 24% to a total of 905 thousand tons.



Main indicators

- Average prices rose 1%.
- Income grew 11%.
- Cash flow increased 149%.

HYLSAMEX ANNUAL REPORT 2002
HYLSAMEX ANNUAL REPORT 2002

Overview

The following report should be read in conjunction with the Letter to the Shareholders, the Corporate Review, Audited Financial Statements, and the Supplementary Information. The information is submitted in pesos (Ps) as of December 2002. Some figures are expressed in millions of nominal dollars (US$) or in metric tons.

Hylsamex worked hard to improve its operating and financial results during 2002. While there were improvements in the spot price of selected steel products, as well as a better demand environment, the markets were no less challenging than in the previous year. Demand did improve but the cost of some variable inputs required for steel production increased as well. Competition remains intense, as imported steel products continue to represent a significant amount of the domestic demand. In response, management concentrated on identifying additional ways to reduce costs and make the Company more competitive. Overall, Hylsamex's achievements throughout the year were satisfactory, but clearly not enough. Nevertheless, the degree of increase in volumes, revenues and cash flow achieved in an environment of modest growth demonstrate the latent potential of Hylsamex.

Key Operating Variables



900
750
600
450
300
150
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
1998
1999
2000
2001
2002
Tons ('000)
Revenue per ton (US$)
Cash cost per ton (US$)

In 2002, the steel industry worldwide improved measurably over 2001, aided by a rebound in the price of steel products around the globe. Despite the improvement this past year, average global prices remain well below 2000 levels. Governments around the world reacted to 2001's debilitating market environment through greater intervention. Most notably, import quotas were tightened and unfair trade practices were rigorously investigated. Hylsamex indirectly benefited from these moves as it permitted a more normalized level of pricing to return to the Company's core markets. Further improving the demand/supply equation was the continued rationalization of capacity in some regions of the world. The pace of plant closures and acquisitions increased last year around the globe. While some of the capacity currently in bankruptcy or reorganization may come back on-line, a portion of it will not.

An important agreement was achieved mid-year which allowed Hylsamex to successfully conclude the refinancing of debt at its Hylsa and Galvak subsidiaries. The Company and its creditors reached an arrangement whereby Hylsamex's equity owners would contribute additional capital while the banks and bondholders agreed to extend the maturity date on debt they held. The process, while time consuming, was a necessary step for the Company to recover financial flexibility.

Highlights of the restructuring are a 21% reduction in Hylsamex's consolidated debt and a 38% reduction in Hylsa's standalone debt. In addition, Galvak obtained new credit facilities totaling US$150 million; which in part were used to refinance US$110 million of preexisting debt, with the remainder used to fund its capacity expansion program. All-in-all, Hylsamex's financial condition improved substantially in 2002: net debt to LTM EBITDA ratio improved from 8.5x in 2001 to 5.5x in 2002, and interest coverage ratio from 1.6x to 2.6x as of December 2002. At the same time, the weighted average life of debt improved from 2.5 years in 2001 to 4.7 years in 2002.


Net Debt (US$ million)
EBITDA LTM (US$ million)
1,600
1,200
800
400
400
300
200
100
98 99 00 01 02


Leverage (Times)
Int. Coverage (Times)
12
8
4
3
2
1
98 99 00 01 02
LTM EBITDA / LTM Interest, net
LTM EBITDA / Interest, net after the restructuring

Steel Market

According to official data from Cámara Nacional del Acero ("CANACERO"), domestic steel consumption of flat products —hot and cold rolled steel relevant for Hylsamex— showed a significant recovery during the first seven months of 2002, reaching by August a level unseen in the past three years as a result of an improvement in demand. The Mexican economy in general showed some dynamism during the year and contributed to the demand improvement. Accordingly, domestic producers were able to increase production; and Hylsamex registered sequential rises in 1Q02 through 3Q02. Nevertheless, during the final four months of 2002, steel demand in Mexico softened from the double-digit growth rates, so that flat products finished the year up 8% and long products 9% above the previous year.

Flat Products* Market in Mexico
(Millions of metric tons per year)


6.0
5.0
4.0
3.0
2.0
1.0
1997 1998 1999 2000 2001 2002
Imports
Production
Demand

* Hot and cold rolled steel

The imports of steel products into Mexico have continued to rise (note the increasing trend in the graph above), accounting for 24% of domestic flat products consumption, as compared to 22% in 2001. The increase in import tariffs that the announced by Mexican Ministry of Economy in September 2001 —from an average rate of 13% for commodity products and 18% for coated products, to 25% across the board— was further increased to 35% for the period April 2002 — August 2002. This helped to limit the level of steel products imports done under dumping conditions. Even though on September 2002 the tariff level was again to be reduced to 25%, the Ministry of Economy granted a one year extension of the extraordinary import duties, lasting until September 2003. It is worth noting that the import mix has become healthier, as the ratio of imports from countries with which Mexico has Free Trade Agreements versus those with which it does not has gone from 51%/49% in 2001 to 73%/27% over the same period of 2002.

Sales Volume

Hylsamex sold 2,777,400 tons of steel products during the twelve months of 2002, recording a 19% increase over the 2,343,500 tons sold in 2001. Shipments of flat products —comprised of hot and cold rolled band, tubular and coated products— were up 15% or 229 thousand tons in the year while the sale of long products increased 27% or 205 thousand tons in the year.

The increase in flat product volume was made possible by a management decision to increase the utilization rate of Mill #1 in Hylsa's Flat Products Division —ingot casting mill—, which contributed approximately 180 thousand additional tons of shipments in 2002. With some of its former ingot production shifted to Mill #1, the production mix of Mill #2 —continuous casting mill— was reorganized to produce greater quantities of ultra-thin hot band. This product has historically been sold at a price premium over commodity hot rolled band. Given the fact that the product has strong demand from some international customers and that Hylsamex is one of the few companies capable of production, management decided that producing and exporting ultra-thin hot band was a more profitable business than selling commodity products in some segments of the domestic market.

Total domestic sales volume for the year amounted to 2,195,600 tons, an increase of 9% from the 2,020,200 tons sold in full year 2001. The increase this year was due to higher sales of long products, mainly billet and wire rod. Shipments of flat products remained at levels similar to the prior year.

Hylsamex recorded the highest level of export sales in the past 6 years. Total export shipments amounted to 581,800 tons, increasing a solid 80% from the 323,300 tons exported in 2001. The majority of the increase was due to additional shipments of value-added steel products from Hylsa's Flat Products Division, including ultra-thin hot band. The export ratio reached 20.9% compared to the 13.8% recorded last year.

Sales Volume
('000 Metric Tons)

	1998	1999	2000	2001	2002
Domestic Market	2,349	2,476	2,287	2,020	2,195
Export Market	248	373	435	324	582
Total Shipments	**2,597**	**2,849**	**2,722**	**2,344**	**2,777**

Sales Revenue

In the twelve months ended December 2002, Hylsamex's revenue amounted to Ps.13,481 million (US$1,356 million), compared to the Ps.12,181 million (US$1,211 million) obtained last year, recording increases of 11% in pesos and 12% in dollar terms. Revenue per ton in dollars of US$488, was 5% lower than the US$517/ton registered in 2001. Revenue per ton this past year consisted of the weighted average selling prices of US$445/ton plus a US$43/ton contribution from other steel-related revenues. Bear in mind that revenue per ton figures are heavily influenced by the product mix.

With respect to average prices, Hylsamex experienced decreases in both the domestic and export markets. Domestic prices showed an average decline of 4%, which can mostly be attributed to lower selling prices, especially rebar, as well as a higher share of commodity long products in the sales mix due to the rise in total shipments. In contrast, the rest of Hylsamex's domestic product lines exhibited significant price increases ranging from 2% in certain cold rolled and tubular products, to 9% in commodity-type hot rolled band. Regarding average export prices, a drop of 5% was recorded entirely due to a change in mix, as Hylsamex exported additional quantities of commodity-type flat products this year. Export prices for particular products improved with an average of 2% in tubular products, 8% in coated products and 18% in certain flat steel.

Export revenues for the year amounted to US$284 million, 67% above the US$170 million recorded in 2001 on account of the increase in export shipments. Value-added export revenue in 2002 represented 78% of total revenue, lower than the 86% obtained during last year.

Other steel-related revenues amounted to US$43/ton in 2002, decreasing 22% from the US$56/ton recorded last year. The decline in this line item was due to an 8% or US$11 million absolute drop related to the HYL® Technology Division and to a decreased activity level at the Company's electricity generation plant. The 8% decrease combined with a higher total tonnage over which the revenue is spread resulted in the lower per ton figure.

The revenue mix for 2002 included 65% of value-added products, as compared to 63% obtained in full year 2001. An increase of 77,200 tons or 12% was recorded in the sale of value-added flat products —including ultra-thin hot band, cold rolled, tubular and coated products—.and of 16,100 tons or 35% in long products —comprising high carbon wire rods and bars—. In addition, Hylsamex recorded a large increase in value-added revenues from its service center Acerex.

Sales Revenue
(Ps. Million)

	1998	1999	2000	2001	2002
Domestic Market	12,834	13,039	13,199	10,472	10,639
Export Market	1,303	1,525	2,470	1,709	2,842
Total Revenue	**14,137**	**14,564**	**15,669**	**12,181**	**13,481**
Revenue per ton					
Ps./ton	6,513	5,763	5,756	5,198	4,854
US$/ton	487	482	529	517	488
Average Selling Prices	**444**	**443**	**475**	**461**	**445**
Domestic Market	438	444	480	460	440
Export Market	471	452	467	488	466

Costs and Expenses

COGS Analysis

	1998	1999	2000	2001	2002
Total COGS					
Ps.	13,080	12,852	13,084	10,803	11,605
US$	978	1,076	1,203	1,073	1,169
COGS per ton					
Ps.	5,037	4,512	4,806	4,610	4,179
US$	377	378	442	458	421
Gross Margin	22.66%	21.71%	16.50%	11.32%	13.91%

Cost of Goods Sold

During the twelve months ended December 2002, cost of goods sold amounted to Ps.11,605 million (US$1,169 million), up 7% from the Ps.10,803 million (US$1,073 million) obtained during 2001. The increase in costs was primarily related to the growth in shipments. However, on a per ton basis, COGS in 2002 amounted to US$421, decreasing 8% from the average US$458/ton recorded in 2001 —this number would have been US$468/ton without considering the proceeds from the unwinding of a natural gas hedge in 3Q01 applied as an extraordinary cost reduction item, which contributed to an overall cost decrease of US$10/ton in full year 2001.

- **US$31/ton reduction in variable costs.** This decline resulted from (i) the fact that the Company sold 19% more product, including additional commodity products at lower variable costs, and (ii) the different cost cutting efforts carried out throughout the year, that become more evident considering that year-over-year, average natural gas prices increased 5% and the cost of the metallic charge was 4% higher. The behavior of the main variable inputs required in the production of steel in 2002 is detailed below:

Price of Main Variable Inputs


Energy Inputs
Price Disruption
Pemex contract
7.0
6.0
5.0
4.0
3.0
2.0
1.0
98 99 00 01 02
Metallic Inputs
Start of 4M DRI plant
Freight and mix
180
160
140
120
100
80
98 99 00 01 02
Natural Gas @ Hylsamex (US$/MMBTu)
Natural Gas @ South Texas (US$/MMBTu)
Average Cost of Metallic Charge (US$/Ton)
Heavy Melting #1 Scrap in USA* (US$/Ton)

Energy Input

- **Natural gas.** The South Texas reference price for gas declined 25% on a yearly basis due to the extremely high prices observed during the first quarter of 2001. The price that Hylsamex paid during the year was 5% above 2001 as a result of the fixed price contract with PEMEX, which prevented a further decline in prices. Nevertheless, this contract also protects the company from disruptions in the natural gas price, as experienced in early 2001, by establishing an upper limit at US$4.0/MMBtu. Other hedging strategies the Company pursued during the year as a way to assure natural gas requirements at Spot prices yielded additional savings of US$2.5 million. The US$3.52/MMBtu price that Hylsamex paid, on average, during 2002 was comprised of:

  - The fixed price contract with PEMEX for the requirements of the "4M" DRI plant and other peripheral equipment. This contract is set at a fixed price of US$4.0/MMBtu and will be in effect until December 2003. Approximately 47% of the Company's gas requirements were tied to this contract in 2002.
  - Spot price for the consumption of the DRI facilities not included in the Pemex contract. The Company had additional coverage for the period September-December 2002, complementing the PEMEX contract, thus fully hedging the natural gas consumption.

- **Electricity.** The cost of electricity, in dollars, was only 1% above the previous year. The slight increase was related to the 41% of the tariff that is linked to fossil fuel prices.

Metallic Inputs

The weighted average cost of Hylsamex's metallic charge in 2002 was US$129/ton, increasing 4% from the previous year. The cost of producing DRI remained similar to 2001 despite the increase in natural gas prices. As compared to steel scrap prices, DRI has been less volatile, limiting the increase in the cost of the metallic charge. In addition, stable DRI costs increase Hylsamex's competitiveness compared to 100% scrap-based domestic producers. After falling in 1Q02 to its lowest level of the last four years, steel scrap prices rebounded, again following the trend set by international steel prices. The increases were on average 3% for domestic scrap and 11% for imported scrap over the whole year. Total scrap —whether domestic, imported or internally generated— content in the metallic charge amounted to 42% in 2002 as compared to 44% in 2001. For the year, DRI represented 57% of the metallic charge, as compared to 44% in the prior year. The use of other metallic inputs as pig iron and hot briquetted iron totaled 1% this year, compared to 12% utilized in 2001.

- **US$16/ton drop in fixed costs.** Fixed costs in the year dropped US$16/ton due to the more efficient spread across the increased shipments. On an absolute basis, there was an increase of US$30 million connected to the higher level of activity and the restart of one of the iron ore mines.

Operating Expenses

Operating expenses in 2002 amounted to Ps 1,148 million (US$116 million), increasing 5% from the Ps.1,097 million (US$109 million) registered in 2001. The increase in SG&A is fully attributed to the rise in sales volume and the associated increase freight and selling expenses. The operating expenses-to-sales ratio reached 8.5% in 2002, lower than the 9.0% registered in 2001.

Operating Income and Cash Flow

	1998	1999	2000	2001	2002
Operating Income					
Ps. Million	2,591	2,249	1,402	281	728
US$ Million	193	188	128	29	72
Operating Income per ton (US$)	75	66	47	12	26
Margin	15.3%	13.7%	8.9%	2.3%	5.4%
EBITDA					
Ps. Million	3,957	3,543	2,764	1,157	1,968
US$ Million	296	295	253	155	197
EBITDA per ton (US$)	114	104	93	66	71
EBITDA Margin	23.4%	21.6%	17.6%	12.8%	14.6%

Operating Income

Hylsamex obtained operating income of Ps.728 million (US$72 million) during full year 2002, showing a solid 159% increase from the Ps.281 million (US$29 million) recorded in 2001. In the table above it is worth noting that both, operating income per ton and operating margin more than doubled from 2001 to 2002.

Cash Flow from Operations

For the period ended December 2002, accumulated cash flow from Hylsamex's operations, measured as EBITDA, was US$197 million (Ps.1,968 million), 27% above the US$155 million (Ps.1,557 million) obtained in full year 2001. As would be expected, operating cash flow in 2002 received a boost from the increased shipments. In addition, a positive marginal contribution per ton was recorded due to improvements in variable costs, notwithstanding the mixed behavior in steel prices —with flats steel improving and long products declining. As explained in the Costs and Expenses section, the increase in fixed costs in 2002 was due in part to the restart of Las Encinas mine and to the generally higher level of activity.

On a per ton basis, EBITDA in 2002 amounted to US$71, increasing 7% from the US$66 recorded in 2001. The increase would have been more relevant —23% or US$13/ton— without taking into consideration the proceeds from the gas hedge unwound during August 2001, which contributed with US$8 to the EBITDA per ton figure of 2001. EBITDA-to-sales margin totaled 14.6% in 2002, improving 180 bps from the 12.8% recorded in 2001.

Change in EBITDA from 2001 to 2002
(US$ million)


155
92
9
33
6
20
197
EBITDA 2001
Sales Volume
Marginal Contribution per Ton
Fixed Cost
SG&A
Gas Hedge*
EBITDA 2002

*Proceeds from unwinding a natural gas hedge in 3Q01, amounting to US$20 million

Comprehensive Financial Result

For the twelve months ended December 2002, Hylsamex registered a net financial cost of Ps1,603 million, (US$161 million), compared to a net cost of Ps.475 million (US$47 million) obtained in the previous year. The difference between 2002 and 2001 relates to the following:

- Slightly higher inflation rate in 2002 that increased the level of monetary gains.
- A decrease in LIBOR rates that, together with a reduction in outstanding indebtedness, reduced the financial burden in 2002.
- The peso valuation, which went from a 4.76% average appreciation in 2001 to a depreciation of 12.80% in 2002, causing relevant foreign exchange losses that could not be offset by monetary gains and a reduced financial burden.

Comprehensive Financial Result
(Ps million)

	1998	1999	2000	2001	2002
Financial products	194	145	195	101	109
Financial expenses	-2,008	-1,868	-1,791	-1,556	-1,188
Financial expenses, net	-1,814	-1,723	-1,596	-1,455	-1,079
Exchange gain (loss)	-3,048	414	-269	455	-1,154
Monetary gain	2,342	1,621	1,207	525	630
Total Financial Result	-2,520	312	-658	-475	-1,603
Capitalized financial result	313	-169	-1	-	-
Comprehensive Financial Result	**-2,207**	**143**	**-659**	**-475**	**-1,603**
Macroeconomic Variables					
Peso/US$ exchange rate	9.878	9.522	9.600	9.142	10.313
Peso depreciation	22.71%	-3.60%	0.81%	-4.76%	12.8%
Domestic Inflation	18.61%	12.32%	8.96%	4.40%	5.70%

Taxes and Profit Sharing

Taxes & Profit Sharing
(Ps million)

	1998	1999	2000	2001	2002
Income tax and Asset tax	-159	-196	-182	-1,174	-21
Deferred income tax	-	-	-69	-93	549
Total income tax	-159	-196	-251	-1,267	528
Profit sharing	-10	-34	-23	-20	-20
Total	-169	-230	-274	-1,287	508

In the full year 2002, Hylsamex accrued Ps.508 million as deferred income tax, compared to Ps.1,287 million accrued during the previous year. During December 2002, Hylsa's subsidiary Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V. *recorded a provision for the write down 50% of the remaining tax loss carry forwards, as updated financial projections* indicate low probability of recovering the tax loss carry forwards. Therefore, and in strict observance of Bulletin D-4 of Mexican GAAP, the deferred assets related to Peña Colorada were adjusted by Ps.106 million.

As of December 31, 2002, the Company had Ps.1,797 million of tax loss carryforwards, which will expire between 2003 and 2010. As of year-end, Hylsamex had accumulated Ps. 509 million in asset taxes paid, which can be credited against future income taxes payable in excess of the minimum asset tax. These accumulated asset taxes expire between 2003 and 2010.

Net Income Corresponding to Majority Interest

The consolidated net result for 2002 amounted to a loss of Ps.898 million (US$89 million), compared to a loss of Ps.2,683 million (US$273 million) posted during 2001. As detailed in the following table, charges related to the integral financing cost stemming from the sizable Peso depreciation over the year were responsible for Hylsamex posting a negative bottom line this year, as the operating income was sufficient to cover all other expenses, including the losses at unconsolidated subsidiaries.

Consolidated Net Income (Loss)
(Ps million)

	1998	1999	2000	2001	2002
Operating income	2,591	2,249	1,402	281	728
Integral financial result	-2,207	143	-659	-475	-1,603
Other expense and special items, net[1]	-26	-115	-68	-342	-437
Results from unconsolidated subsidiaries[2]	-106	-1,187	-216	-860	-94
Income tax, asset tax and profit sharing[3]	-169	-230	-274	-1,287	508
Consolidated Net Income	**83**	**860**	**184**	**-2,683**	**-898**
Net Income Corresponding to Majority Interest	**51**	**821**	**177**	**-2,672**	**-731**

1. Other income and special items, net, for the year are mainly explained through the following:

- As part of the process to outsource the "in house" generation of electricity, last November, an agreement concerning the liquidation of Planta Eléctrica Grupo Industrial, S.A. de C.V. "PEGI", was reached at a shareholders' meeting of this company. As a result, in December 2002, PEGI created a reserve for all remaining assets and inventories, amounting to Ps.218 million. Hylsamex had a 52% ownership stake.
- On December 2002, during a shareholders meeting, Posco, the majority shareholder of Posven, a hot briquetted iron producer located in Venezuela, informed the other shareholders of its decision to keep the facilities idle and to put the company up for sale. When combined with the adverse economic and political environment in Venezuela, Hylsamex decided to create a reserve for 50% of its investment, amounting to Ps.97 million (US$9 million). Hylsamex holds a 5% share of the equity in Posven.

2. Hylsamex's audited financial statements for 2001 included a qualification by the auditor regarding the timely availability of financial statements from Hylsamex's associated company Consorcio Siderúrgica Amazonia, Ltd (Amazonia), Sidor's controlling company.

Anticipating a likely charge to the income statement due to the deterioration of Sidor's assets during 2001, Hylsamex created a reserve in its financial statements as of 1Q02. During 3Q02, once Amazonia's and Sidor's financial statements were prepared, and once the financial restructuring of Hylsa and Hylsamex was closed, Hylsamex cancelled the reserve and recognized the actual write down of Sidor's assets.

As such, and due to the fact that the actual write down of the value in Sidor was recognized by Amazonia in its 2001 financial statements, Hylsamex's 2002 and 2001 financial statements are now prepared and presented as if the write down had been known and accounted for as of 4Q01, as established by domestic accounting standards.

In the Balance Sheet, this change only affected the item *"Investment in Associated Companies"*. In the Income Statement, two line items, *"Other Income and Special Items, Net"* and *"Equity in Income (Loss) of Associated Companies"* were affected. Note that both Income Statement adjustments occurred below the *"Operating income"* and *"Integral financing cost"* items, and have no impact on previously reported EBITDA figures.

Thus, quarterly financial statements from 4Q01 to 4Q02, as well as the consolidated financial statements for 2001 have been adjusted. The following table provides a comparison of the situation before and after (in million pesos):

	Equity in Income (loss) of Associated Company		Other Income and special items, net		Investment in Associated Company	
	Original	Adjusted	Original	Adjusted	Original	Adjusted
4Q01	-261	-639	-96	-96	1,028	651
1Q02	-533	-126	-444	-36	488	527
2Q02	166	166	-31	-31	593	636
3Q02	-8	-11	306	-102	606	606
4Q02	-123	-123	-268	-268	457	457
2001	-482	-860	-342	-342	1,028	651
2002	-498	-94	-437	-437	457	457

3. Income tax, asset tax and profit sharing during the year resulted in a deferred tax accrual due to (i) the Ps.1,312 million net loss in the year and (ii) a change in income tax. In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate was 35% for 2002. However, this rate will be reduced by 1% annually until reaching a 32% rate in the year 2005.

With respect to the amount recorded in 2001, recall that in accordance with the Company's restructuring program, Hylsa prepared a set of financial projections in 2001, which indicated a low probability of recovery for asset tax credits, mainly from Hylsa, and tax loss carry forwards from other Hylsa subsidiaries. Therefore, and in strict observance of Bulletin D-4 of Mexican GAAP, during 2001, Hylsamex adjusted the deferred tax provision consistent with these projections.

Capital Expenditures

Capital expenditures for 2002 amounted to Ps.213 million (US$21 million), as compared to the Ps.231 million (US$23 million) spent in 2001. The majority of the disbursements corresponded to deferred charges related to overburden removal at the mines. In an effort to devote free cash flow to servicing its financial obligations, Hylsa has reduced its capital expenditure budget to minimum levels, allowing for only normal replacement investments. The one area where Hylsamex management does intend to expand capacity is Galvak, spening US$5 million in late 2002 mainly for advances to capital equipment suppliers as it begins the new capex program. Recall that as part of Hylsa's restructuring program, Galvak obtained new credit facilities for US$150 million, out of which US$40 million was to be used to fund a capacity expansion program across all product lines that will be carried out over the next 18 months.

CAPEX
(US$ million)

	1998	1999	2000	2001	2002
Hylsa Flat Products Division	136	36	12	5	-3
Hylsa Bar & Rod Division	41	18	6	1	-
Hylsa Tubular Products Division	4	3	1	1	1
Hylsa Raw Materials Division	32	12	20	12	-
Acerex	3	5	1	-	17
HylsaBek	1	1	-	-	-
Galvak	27	7	6	7	7
Other	2	1	-3	-3	-1
Total CAPEX*	**246**	**83**	**43**	**23**	**21**

* Including deferred charges

Refinancing Process

On July 24, 2002, Hylsamex announced the completion of a refinancing agreement that it had signed with creditors on July 19,2002

Outstanding Debt
(US$ million)


Hylsamex
Hylsa
1,330
277
1,053*
1,197
451
746
Initial Debt
Reduction
Final Debt
Initial Debt
Reduction
Final Debt

*Net of cash reserves at Galvak

Summary of main terms and conditions

Debt reduction at Hylsa
A total of US$467 million of Hylsa's debt has been reduced through:

- Purchase of debt by Alfa at a discount, in the amount of US$160 million.
- Capitalization of intercompany loans with Alfa in the amount of US$82 million.
- Capitalization of US$7 million from one of Hylsa's banks.
- Assumption of US$186 million of Hylsa's debt by Hylsamex through Facility B.
- Application of cash reserves in the amount of US$32 million.

Facility A
US$318 million 7-year term loan, with a two-year grace on principal.

Borrower:	Hylsa, S.A. de C.V.
Final Maturity:	March 31, 2009
Interest Rate:	Three-month LIBOR plus 4.0% per annum, with a portion of the margin equal to 2.0% per annum through March 31, 2004 will be deferred and paid in 2009. From and after April 1, 2004, all interest will be paid in cash.

Facility B
US$202 million 8-year loan, with a four-year grace on principal (includes US$16 million of pre-existing debt at Hylsamex).

Borrower:	Hylsamex, S.A. de C.V.
Final Maturity:	March 31, 2010
Interest Rate:	Three-month LIBOR plus 4.0% per annum. Each interest payment through March 31, 2005 will be deferred and paid in 2010. From and after April 1, 2005, all interest will be paid in cash.

Eurobonds
US$161 million in principal amount of Hylsa's 9¼% Notes due 2007 were tendered and accepted for exchange for new Eurobonds that mature in 2010. The new Notes carry a coupon of 10½%, payable semiannually, in June and December. The US$139 million of Eurobonds that were not tendered continue accruing interest at 9¼% through maturity in 2007, payable semiannually, in March and September. The closing and settlement of the exchange offer was scheduled on July 26, 2002.

UDI Medium Term Notes
The maturity of the UDI denominated medium term notes in the amount of approximately US$73 million was extended from March 2005 to March 2007, keeping its 8.75% coupon. Hylsa will, no later than January 31, 2004, offer to exchange 100% of the UDI Medium Term Notes for "Certificados Bursátiles" to mature in 2008.

Unrestructured Debt
Hylsa's bank debt that was not subject to restructure amounted to US$39 million:

- A US$30 million 5-year unsecured revolving credit with Bancomext with a variable interest rate of six-month LIBOR + 2.8% per annum.
- 50% of Hylsa's mining subsidiary Peña Colorada's US$18 million outstanding debt.

 HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

Accrued interest
All accrued interest on bank debt was paid in full on July 24, 2002

Additional Liquidity

- **Liquidity Facility:** In connection with the Restructuring, Hylsa entered into a thirty-month US$40 million revolving liquidity facility. The interest rate is LIBOR + 4.0%.
- **Alfa's contribution:** US$25 million in cash that was used for debt service and for other operating requirements of Hylsa, which was fully drawn as of July 26, 2002, when Hylsa paid the accrued and unpaid interest on both bank debt and Bonds.

Galvak Refinancing
As part of the restructuring agreement, Galvak, S.A. de C.V., Hylsamex's subsidiary, obtained a new export backed loan to be used to refinance existing debt and to fund working capital and capital investments needs.

Borrower:	Galvak, S.A. de C.V.
Amount:	US$140 million
Term:	5 years
Maturity Date:	July 22, 2007
Interest Rate:	Three-month LIBOR plus a margin of 3.5% per annum, with one year-grace for principal. Maturities of principal are: 15% during the second year, 25% during the third year and 30% during each of the remaining years.

Capitalization
As approved in a Extraordinary Shareholders' Meeting held on June 28, 2002, Hylsamex will increase its capital stock by up to Ps.3,500 million through the issuance of 356'052,899 additional shares, identical to the existing Series "B" shares. The subscription price will be Ps.9.83 per share during the initial offering, in which shareholders may subscribe for the new shares in the same proportion to the shares currently held. In addition, Hylsamex, Hylsa and Galvak creditors will be able to exchange existing credits for new shares. The initial offering starts on July 25, 2002, and lasted until August 14, 2002. As of the date of this report 262,584,369 shares have been subscribed and paid for, representing a capitalization of US$262.6 million dollars.

The shares not initially subscribed or paid for by the shareholders are currently being offered to the shareholders that wish to subscribe them and to Hylsamex, Hylsa and Galvak creditors, at a price to be determined by the Board of Directors, which will be no less than the initial subscription price. If the increase in capital stock is not subscribed in full within the time frame provided by the Board of Directors (which will not exceed one year starting on July 25, 2002), the capital stock will be increased only by the amount of subscriptions made and the unsubscribed shares will be cancelled *ipso facto*.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

Debt and Financial Structure

Debt Outstanding

Hylsamex's net debt as of December 31, 2002 amounted to US$1,079, down 19% from the US$1,326 million reported as of year-end 2001. The table below depicts the change in net debt.

Net Debt Variation
(US$ Million)

Debt Outstanding as of December 31, 2001	**1,366**
Effects of restructuring	-277
Bank debt capitalization	-7
EBITDA generation	-197
Working capital requirement	57
Interest payment, net	88
Taxes	38
Capital expenditures	21
Accrued PIK debt	7
Change in cash balance	16
Other	-23
Debt Outstanding as of December 31, 2002	**1,135**
Less Cash Balance	56
= **Net Debt as of December 31, 2002**	**1,079**

- **Effects of Restructuring.** The net effect on Hylsamex's balance sheet after the closing of Hylsa's restructuring process amounted to a debt reduction equivalent to US$277 million mainly due to:
  - US$92 million of capitalized loans with Alfa—including interests— generated in 2001 and early 2002
  - US$160 million of Hylsa's bank debt, purchased by Alfa at a discount
  - US$25 million liquidity facility provided by Alfa
  - Bank capitalization of US$7 million

- **Working Capital.** The increase in working capital this year was due to the following.
  - **Increase in the level of inventories.** Prior to the closing of the restructuring, inventories were kept below optimal levels due to liquidity constraints. The Company rebuild part of its inventories through the increased production activity.
  - **Effects of the restructuring agreement in NWC.** According to the restructuring agreement, management fees will be recognized as a Subordinated Debt. In quarters prior to the closing of the restructuring, this item was recognized as an account payable; however, during the last six months of 2002, the shift from payables to subordinated debt resulted in a net working capital requirement. In addition, minor debts were capitalized.
  - **Increase in accounts receivable.** Higher accounts receivable balances follow the increase in volume sales, although there was no change in DSO.
  - **Reduction in suppliers and accounts payable.** Additional liquidity attained following the restructuring agreement and the higher cash flow generation allowed the Company to reduce this item.

- **Interest.** Total interest payment this year amounted to US$88 million included a single payment of US$37 million paid by Hylsa upon closing of its restructuring.

Liquidity

Hylsamex ended the year 2002 with a cash balance of US$56 million compared to the US$40 million recorded as of December 2001. The increase in cash on hand at Hylsamex was in part due to payments in advance from customers at Hylsa, and to Galvak's cash position, which included additional cash to fund CAPEX requirements. As of December 31, 2002, Hylsa had drawn US$11 million out of the US$40 million 30-month revolving facility provided by the participating banks.

Debt Structure

	As of December 2001	As of December 2002
Outstanding Debt	**1,366**	**1,135**
Tenor		
Short-Term debt	14%	-
Long Term debt	86%	100%
Rate		
Fixed	34%	34%
Variable	66%	66%
Currency		
Pesos	13%	-
US$	87%	100%
Source		
Foreign	64%	66%
Domestic	36%	34%
Average Cost of Debt	**7.8%**	**7.0%**
Average Life of Debt	**2.5x**	**4.7x**

Amortization Schedule
Long Term Amortizations
(US$ million)

	As of December 2001	As of December 2002
2002	299	-
2003	246	15
2004	197	67
2005	116	154
2006	2	123
2007	308	323
2008	1	82
2009	-	64
2010	-	272

Equity Income from Associated Co. (Amazonia)

Hylsamex's minority stake in Amazonia resulted in a loss of Ps.94 million (US$10 million) in 2002, compared to the loss of Ps.860 million (US$88 million) recorded in full year 2001.

Sidor's shipments for the year amounted to 3,262,300 tons, up 12% from the 2,905,700 tons sold during the previous year. The increase was evident in export shipments, which increased 37% year-over-year, to 2,357,800 tons. With respect to domestic shipments, a decline of 24% was recorded in connection to the current economical situation at Venezuela. Overall, the export ratio for the year was 72% as compared to the 59% recorded in 2001. Following the increase in shipments, revenue grew 11%, from US$804 million in 2001 to US$892 million in 2002. Average prices grew only 1% on a yearly basis.

EBITDA for the twelve months ended December 2002 amounted to US$140 million, up 151% from the US$56 million recorded in 2001.

Financial Situation

On December 18, 2001, Sidor and Amazonia defaulted on the payment of interest amounting to US$31.3 million and US$8.1 million, respectively. Such failure was the result of the persistent negative conditions in international and domestic steel markets, further complicated by the strength of the Bolivar against the US dollar. Since then, the company has failed to make other interest payments on its debt.

Since late October 2001, both Sidor and Amazonia have been in conversation with their bank lenders and other government-controlled entities which are lenders to Sidor with the ultimate goal of finding a way to restructure the companies' outstanding debt obligations. Hylsamex can provide no assurance as to the final outcome of these discussions.

Hylsamex's equity investment in Amazonia, the principal owner of Sidor, is held through HylsaLatin LLC, a fully owned subsidiary and Hylsamex, S.A. de C.V. (the holding company). As of December 31, 2002, the book value of the investment in Sidor amounted to Ps.415 million (US$40 million).

As of December 2002, Hylsamex, S. A. de C.V. (the holding company) has additional exposure with respect to Sidor in the amount of US$26.3 million in guarantees for the payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. Hylsa Latin has additional exposure in the amount of US$237.0 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. As per the performance bond kept at the Hylsamex holding level, as of the date of this report such obligation is no longer required as established in the agreement with the Venezuelan Government, and no longer generates a contingent liability. Hylsa, S.A. de C.V., Hylsamex' steelmaking subsidiary, has no contingent liabilities related to Sidor or Amazonia.

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Hylsamex, S. A. de C. V.
Monterrey, N. L., January 27, 2003

1. We have audited the consolidated balance sheets of Hylsamex, S. A. de C. V. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. On February 28, 2002 we issued our report on the financial statements of Hylsamex, S. A. de C. V. and subsidiaries for the year ended December 31, 2001, in which we stated that: (a) Hylsamex, S.A. de C.V. and Hylsa, S.A. de C.V. were not in compliance with certain covenants contained in loan agreements covering consolidated long-term liabilities of Ps7,953 million, and that these liabilities had not been reclassified as current liabilities. As described in Note 8, subsequent to the issuance of our report, the companies restructured these liabilities, thus eliminating the need to reclassify them as current, and (b) no audited financial statements had been issued for Consorcio Siderurgia Amazonia, Ltd., an associated company. As described in Note 5, subsequent to the issuance of our report the audited financial statements of this associated company were received, and a reduction in this investment of Ps378 million was charged to 2001 loss.

4. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Carlos Arreola Enríquez

CONSOLIDATED BALANCE SHEET

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
(subsidiaries of Alfa, S. A. de C. V.)
AT DECEMBER 31, 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	Ps 582	Ps 385
Trade accounts receivable	2,058	1,679
Other accounts receivable	795	468
Inventories (Note 4)	2,490	2,103
Total current assets	5,925	4,635
INVESTMENT IN SHARES OF ASSOCIATED COMPANY (Notes 2.c and 5)	457	651
PROPERTY, PLANT AND EQUIPMENT (Note 6)	19,704	19,969
DEFERRED CHARGES (Note 2.e)	1,736	1,806
DEFERRED INCOME TAX (Note 13)	417	309
OTHER ASSET (Notes 2.f and 9)	296	315
Total assets	Ps 28,535	Ps 27,685
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 159	Ps 2,626
Bank loans		1,498
Loans from ALFA (Note 3)		387
Accrued interest payable	71	111
Accounts payable and accrued expenses	2,483	2,185
Total current liabilities	2,713	6,807
LONG-TERM LIABILITIES:		
Long-term debt (Note 8)	11,197	8,327
Notes payable to ALFA (Note 3)	236	
Deferred income tax (Note 13)	2,505	2,754
Estimated liabilities for seniority premiums and pension plans (Note 9)	1,133	1,041
Total long-term liabilities	15,071	12,122
Total liabilities	17,784	18,929
STOCKHOLDERS' EQUITY (Note 10):		
Majority interest:		
Nominal capital stock	4,975	2,394
Restatement of capital stock	670	600
Contributed capital	5,645	2,994
Earned surplus	3,333	3,807
Total majority interest	8,978	6,801
Minority interest	1,773	1,955
Total stockholders' equity	10,751	8,756
COMMITMENTS (Note 5)		
Total liabilities and stockholders' equity	Ps 28,535	Ps 27,685

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
Net sales	Ps 13,481	Ps 12,181
Cost of sales	(11,605)	(10,803)
Gross margin	1,876	1,378
Operating expenses	(1,148)	(1,097)
Operating income	728	281
Comprehensive financing expense, net (Note 11)	(1,603)	(475)
	(875)	(194)
Other expenses, net (Note 12)	(437)	(342)
Equity in loss of associated companies (Note 5)	(94)	(860)
Loss before the following provisions	(1,406)	(1,396)
Provisions for (Note 13):		
Income tax and asset tax	528	(1,267)
Employees' profit sharing	(20)	(20)
Consolidated net loss	(898)	(2,683)
Net loss corresponding to minority interest	167	11
Net loss corresponding to majority interest	(Ps 731)	(Ps 2,672)
Loss per share corresponding to majority interest, in pesos (Note 2.m)	(Ps1.44)	(Ps10.96)
Weighted average number of common shares outstanding	506,340,463	243,756,094

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
OPERATIONS		
Consolidated net loss	(Ps 898)	(Ps 2,683)
Items not affecting resources:		
Depreciation and amortization	1,240	1,277
Equity in loss of associated companies	94	860
Deferred income tax	(549)	93
Write-off of investment in shares and fixed assets, net	400	
Other, net	(84)	395
	203	(58)
Changes in working capital other than financing:		
Accounts receivable	(792)	863
Inventories	(526)	709
Accounts payable and accrued expenses	(130)	593
	(1,448)	2,165
Resources (used in) provided by operations	(1,245)	2,107
FINANCING		
Loans received	9,815	426
Repaiment of loans	(10,925)	(3,193)
Decrease in bank financing	(1,110)	(2,767)
Effect of restatement on preferred capital stock	(43)	(35)
Increase in capital stock	2,651	
Long-term notes payable to ALFA	236	
Loss from options on own shares		(64)
Resources provided by (used in) financing activities	1,734	(2,866)
INVESTMENT		
Investment in shares, net		10
Property, plant and equipment	(208)	(224)
Other, net	(84)	(44)
Resources used in investment activities	(292)	(258)
Increase (decrease) in cash and cash equivalents	197	(1,017)
Cash and cash equivalents of divested company		(1)
Cash and cash equivalents at beginning of year	385	1,403
Cash and cash equivalents at end of year	Ps 582	Ps 385

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power

	Contributed capital			Earned surplus						
	Capital stock	Other contributed capital	Total	Retained earnings	Surplus on restatement of capital	Equity in subsidiaries and associated companies	Total	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 2000	Ps 487	Ps 2,507	Ps 2,994	Ps 9,262	Ps 934	(Ps 2,958)	Ps 7,238	Ps 10,232	Ps 2,040	Ps 12,272
Changes in 2001:										
Net income (loss) for the year				148		(2,820)	(2,672)	(2,672)	(11)	(2,683)
Cumulative translation adjustment (Note 2.c)					(18)	(162)	(180)	(180)		(180)
Gain (loss) from holding nonmonetary assets				43	1,559	(2,181)	(579)	(579)	(39)	(618)
Comprehensive income (loss) (Note 2.n)				191	1,541	(5,163)	(3,431)	(3,431)	(50)	(3,481)
Capitalization of additional paid-in capital	2,507	(2,507)								
Effect of restatement on preferred capital stock									(35)	(35)
Balances at December 31, 2001	2,994	-	2,994	9,453	2,475	(8,121)	3,807	6,801	1,955	8,756
Changes in 2002:										
Net loss for the year				(138)		(593)	(731)	(731)	(167)	(898)
Cumulative translation adjustment (Note 2.c)								(108)		(108)
Gain (loss) from holding nonmonetary assets				59	(387)	585	257	365	28	393
Comprehensive loss (Note 2.n)				(79)	(387)	(8)	(474)	(474)	(139)	(613)
Increase in capital stock (Note 10)	2,651		2,651					2,651		2,651
Effect of restatement on preferred capital stock									(43)	(43)
Balances at December 31, 2002 *(Note 10)*	Ps 5,645	-	Ps 5,645	Ps 9,374	Ps 2,088	(Ps 8,129)	Ps 3,333	Ps 8,978	Ps 1,773	Ps 10,751

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
AT DECEMBER 31, 2002 WITH COMPARATIVE FIGURES FOR 2001

Millions of Mexican pesos of December 31, 2002 purchasing power
(except where otherwise indicated)

1. ACTIVITIES OF THE COMPANIES

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through associated companies, in whose management it has a significant participation but which it does not control. The principal subsidiaries and associated companies are:

	% ownership at December 31,(a)	
	2002	**2001**
Hylsa, S. A. de C. V. (HYLSA) and subsidiaries:	100	100
Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) **(b)**	100	100
Hylsa Norte, S. A. de C. V. (Hylsa Norte) **(b)**	100	100
Pegi, S. A. de C. V. (Pegi) **(c)**	52	52
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) and subsidiaries:	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V. (formerly Galvanet, S. A. de C. V.) **(d)**	100	
Hylsa Latin, LLC (Hylsa Latin) and associated companies:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) **(e)**	37	37
CVG Siderúrgica del Orinoco, C. A. (Sidor)	70	70
Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100
Express Anáhuac Servicios, S. A. de C. V.	100	100

(a) % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

(b) On November 30, 2001, HYLSA's stockholders resolved to spin off certain operations, effective December 31, 2001, for which purpose two new companies were incorporated, Hylsa Puebla and Hylsa Norte. Certain assets, liabilities and stockholders' equity accounts were allocated to the new companies.

(c) On December 17, 2002, the stockholders of Pegi resolved to begin the company's liquidation process. The accompanying financial statements include the effects of this process.

(d) From June 2002 onwards, GALVAK owns the majority of the common shares of Ferropción S. A. de C. V. (formerly Galvanet, S. A. de C. V.).

(e) Amazonia has 70% ownership in Sidor, a Venezuelan company (see Notes 5).

2. BASES FOR PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 2002 purchasing power.

The preparation of the financial information in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 102.904, 97.354 and 93.248 at December 31, 2002, 2001 and 2000, respectively (second half of June 2002 = 100).

Following is a summary of the most significant accounting policies:

(a) Cash and cash equivalents
The company classifies as cash and cash equivalents all highly liquid securities with a maturity of three months or less. The company invests its excess cash in deposits with major domestic and international banks.

(b) Inventories and cost of sales (Note 4)
Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

(c) Investment in shares of associated company (Note 5)

The investment in associated company (see **(e)** in Note 1) is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

(d) Property, plant, equipment and depreciation (Note 6)

Property, plant and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The net comprehensive financing expense (or income) incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

(e) Deferred charges

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt and preoperating expenses, all of which are subject to amortization.

(f) Other asset

This caption comprises an intangible asset related to the pension and retirement plans (see Note 9).

(g) Revenue recognition

The companies recognize their revenues when merchandise is delivered and billed to costumers. The revenues and the accounts receivable are recorded net of allowance for returns and doubtful accounts, respectively.

(h) Transactions in foreign currency and exchange differences (Note 7)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

(i) Estimated liabilities for seniority premiums and pensions plans (Note 9)

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums), both formal and informal, is recognized as an expense of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

(j) Derivative financial instruments
Liabilities arising from derivative financial instruments are stated at fair value and are included in the balance sheet as other liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income, except for those arising from financial transactions on HYLSAMEX's own shares, which are recorded directly in stockholders' equity net of deferred income tax.

During the year ended December 31, 2001, the company settled all outstanding operations classified as derivative financial instruments, in the amount of Ps64.

(k) Comprehensive financing income (expense) (Note 11)
This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the company's monthly net monetary assets or liabilities during the year.

(l) Income tax, asset tax and employees' profit sharing (Note 13)
Income tax and employees' profit sharing are recorded under the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

(m) Loss per share
Loss per share is computed on the basis of the weighted average number of common shares outstanding during the year. There are no effects arising from potentially dilutive shares.

(n) Comprehensive loss
The various captions relating to earned surplus for the year are included in the statement of changes in stockholders' equity under the caption "comprehensive loss".

3. BALANCES AND OPERATIONS WITH RELATED PARTIES

The long-term notes payable to ALFA shown in the consolidated balance sheet at December 31, 2002, correspond to corporate services amounting Ps236 (US$22.9 million). They bear interest at a variable rate and are subordinated to the restructured bank debt. In accordance with certain clauses included in the debt-restructuring agreements described in Note 8, HYLSAMEX and its restricted companies will not be able to pay any corporate service liabilities to ALFA before July 1, 2006, in the case of GALVAK, and before March 1, 2009 in the case of HYLSA.

At December 31, 2001, the loans from ALFA derived from a line of credit of Ps387 (US$40 million) established in March 2001 in favor of HYLSA. As a result of the debt-restructuring agreements mentioned in Note 8, this amount was capitalized as described in Note 10.

The consolidated statements of income include operations with related parties of Ps386 and Ps319 for the years ended December 31, 2002 and 2001, respectively. The amounts shown in the balance sheet at such dates result from these operations.

4. INVENTORIES

Consolidated inventories were analyzed as follows:

		2002		2001
Finished products	Ps	551	Ps	461
Work in process		375		368
Raw materials		804		450
Spare parts, tools and materials		760		824
Estimated replacement cost	Ps	2,490	Ps	2,103

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANY

At December 31, this caption comprised the following:

		2002		2001
Amazonia/Sidor (includes a note receivable from Sidor of Ps554 in 2002 and Ps470 in 2001)	Ps	415	Ps	570
Other investment		42		81
	Ps	457	Ps	651

HYLSAMEX owns directly and indirectly through its subsidiary Hylsa Latin 36.55% of the common stock of Amazonia, which in turn owns 70% of the common stock of Sidor, a Venezuelan company.

The investment in Amazonia is accounted for by the equity method in accordance with generally accepted accounting principles. At December 31, 2001, there were no audited financial statements of Amazonia available so the Company recorded its investment in this associated company based on preliminary information. In 2002 these audited financial statements were obtained, and management determined and recorded a reduction in this investment of Ps378 million, which was charged to 2001 loss.

As a result of the purchase of shares in Sidor in January 1998, Amazonia entered into an agreement to guarantee, with recourse to its shareholders, Sidor's liabilities amounting to approximately US$730 million at December 31, 2002. In the event of noncompliance by Amazonia/ Sidor, HYLSAMEX (parent company) and Hylsa Latin, a subsidiary company, would be liable for an amount of US$26 million and US$237 million, respectively. In connection with the contingency for noncompliance with certain obligations contained in the Sidor's shares purchase agreement, which refer to the obligation to continue with Sidor's operations, an obligation to supply the requirements of the Venezuelan market, make certain capital investments, manage the labor force, as well as the obligation to maintain majority ownership of Sidor, at the date of issuance of the consolidated financial statements these obligations have become invalidated.

The worldwide steel crisis and other adverse circumstances have had a significant impact on the financial position and results of operations of Sidor, a subsidiary of Amazonia. These conditions have led Amazonia and Sidor to be in violation of certain covenants contained in their bank loan agreements.

At the date of this report, Sidor is in the process of restructuring its debt, and has had formal discussions with its creditors.

In December 2002, employers' and workers' organizations, together with political and civic organizations, began a National Civic Work-stoppage, which continues, seriously affecting many of the country's economic activities. It is not possible to predict when the stoppage will come to an end, or estimate its possible effects on the operations and results of Sidor.

6. PROPERTY, PLANT AND EQUIPMENT

Consolidated property, plant and equipment comprised the following:

	2002	2001
Land	Ps 1,080	Ps 1,115
Depreciable assets	36,254	36,524
Construction in progress and other assets	356	304
	37,690	37,943
Less - Accumulated depreciation	17,986	17,974
Net restated cost	Ps 19,704	Ps 19,969

Depreciation charged to income represented average annual rates of 2.8% in 2002 and 2.9% in 2001.

At December 31, 2002 some subsidiaries of the Company had purchase commitments for machinery and equipment of approximately US$21.6 million, related to expansion and modernization programs for their productive plants.

Liens on fixed assets are referred to in Note 8.

7. FOREIGN CURRENCY POSITION

At December 31, 2002 and 2001, the exchange rates were 10.31 and 9.14 nominal pesos to the U.S. dollar, respectively. At January 27, 2002, date of issuance of the audited financial statements, the exchange rate was 10.77 nominal pesos to the dollar.

Amounts shown below in this note are expressed in millions of U.S. dollars, since this is the currency in which most of the HYLSAMEX's foreign currency transactions are carried out.

At December 31 the companies had the following foreign currency assets and liabilities:

	2002	2001
Monetary assets	US$ 139	US $ 133
Current liabilities	(55)	(409)
Long-term liabilities	(1,109)	(782)
	(1,164)	(1,191)
Foreign short position	(US$ 1,025)	(US $ 1,058)
Nonmonetary assets	US$ 960	US $ 1,058

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the investment in shares of associated companies.

Following is a summary of the transactions in foreign currency:

	2002	2001
Goods and services		
Exports	US$ 253	US$ 158
Imports	(303)	(206)
Interest expense, net	(77)	(99)
Imports of machinery and equipment	(2)	(1)

8. LONG-TERM DEBT

At December 31, 2001, HYLSAMEX and HYLSA were not in compliance with certain covenants included in some of their loan agreements with banks and other creditors amounting to Ps11,166, of which Ps7,953 were long-term liabilities.

In 2002 the companies successfully concluded a debt-restructuring process covering almost all of their debt, obtaining a more favorable structuring of due dates. The expenses incurred in the debt-restructuring process and the write-off of expenses deferred in connection with the debt extinguished in the restructuring, totaling Ps53, were charged to 2002 loss (see Note 12).

At December 31, the consolidated long-term debt comprised the following:

	2002	2001	Interest rate (*) 2002
Loans in US dollars:			
Eurobonds	Ps 3,094	Ps 2,861	9.92%
Debentures		909	
Commercial paper USCP		483	
Debt portions A and B	5,435		5.39%
Bank loans secured by accounts receivable and by the assets purchased	2,054	822	4.97%
Bank loans secured by export sales		560	
Unsecured bank loans	35	2,773	6.62%
Others	18		3.66%
Loans in Mexican currency:			
Bank loans secured by the assets purchased		33	
Unsecured bank loans		1,806	
Loan contracted in investment units (UDIs)	720	706	8.75%
	11,356	10,953	
Current maturities	(159)	(2,626)	
Long-term debt	Ps11,197	Ps 8,327	

(*) The interest rates shown are the average nominal rates at December 31, 2002.

At December 31, 2002, the long-term maturities of the debt were as follows:

2004	Ps 694
2005	1,588
2006	1,273
2007	3,336
2008 to 2010	4,306
	Ps 11,197

The principal consequences of the debt-restructuring process and the effect on the companies involved were as follows:

HYLSA

1. Bank loans

HYLSA achieved the restructuring of US$785 million of which US$467 million were taken over by ALFA and HYLSAMEX as follows:

- ALFA acquired debt for US$160 million.
- Additionally, ALFA capitalized debt for US$107 million, of which US$25 million were contributed to support HYLSA's liquidity.
- HYLSAMEX replaced HYLSA as debtor of US$193 million, which were subsequently capitalized in HYLSA.

As a result of the restructuring process, bank loans for US$318 million were refinanced in quarterly payments payable from 2004 to 2009.

As part of HYLSA's bank debt restructuring, HYLSA debt amounting to US$19 million was forgiven. The effect of this is included in the consolidated statement of income in the caption "Other expenses, net" (see Note 12).

2. Eurobonds

In July 2002, HYLSA successfully concluded its negotiations with the holders of the bonds placed outside Mexico for US$300 million, which originally matured in 2007 ("2007 Bonds"). HYLSA exchanged US$161 million of its "2007 Bonds" for bonds maturing in 2010, bearing interest at 10.5%. Bonds for US$139 million were not restructured and will mature in 2007 as originally contracted, and will continue bearing interest at 9.25%.

3. Loan contracted in investment units

The restructuring agreement included medium-term promissory notes for Ps706 and the restructuring consisted of (i) capitalization of accumulated unpaid and penalty interest of Ps14 at March 11, 2002, on which date the restructuring was approved by the meeting of medium-term promissory note holders, (ii) a change in the nominal value of the promissory notes to 102.2020 UDI's, (iii) the extension of the due date of approximately US$69.8 million from March 2005 to March 2007, and (iv) acceptance by the company of the commitment to exchange, before January 31, 2004, all its promissory notes for "certificados bursátiles" maturing in 2008.

4. Resources for liquidity and guaranties

HYLSA obtained a new 30-month revolving facility of US$40 million, of which US$11 million had been used at December 31, 2002. In addition, ALFA made a cash contribution of US$25 million, which was used to pay HYLSA's debt service and to strengthen its working capital. As a result of the aforementioned debt restructuring, HYLSA's total assets were pledged to guarantee its debt.

GALVAK

GALVAK obtained a 5-year credit line of US$140 million, which was used to refinance its debt and to support its working capital expenditures. Accounts receivable and a factoring line of US$10 million were pledged in guarantee.

HYLSAMEX

In July 2002, as mentioned above, HYLSAMEX assumed debt of HYLSA in the amount of US$193 million.

In connection with the aforementioned operations, HYLSAMEX pledged in guarantee its shares in HYLSA and GALVAK, and ALFA pledged its shares in HYLSAMEX.

The current debt agreements contain several covenants for the Company, such as: (i) restrictions on the declaration of dividends and payment of corporate services to ALFA, (ii) the obligation to give information to the creditors about cash flows applications, (iii) limitations on and disclosure of transactions with related parties, (iv) maintenance of financial ratios (if such financial ratios are not complied with, the creditors may require immediate payment of the entire indebtedness), and (v) limitations on mergers, sales of assets to third parties, contracting of additional debt, etc. At December 31, 2002, the Company was in compliance with such covenants and restrictions.

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

9. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLANS

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

The formal retirement plans cover approximately 62% of the companies' employees and are congruent with and complementary to the retirement benefits established by the Mexican Social Security Institute. Additionally, HYLSA has established a plan to cover health-care expenses of retired employees.

HYLSA has established irrevocable trust funds for payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

	2002	2001
Accumulated benefit obligation	Ps 921	Ps 909
Unfunded accumulated benefit obligation	Ps 891	Ps 852
Projected benefit obligation	Ps 1,642	Ps 1,605
Plan assets at market value	(30)	(57)
Unamortized prior service costs (transition liability)	(940)	(1,052)
Unamortized actuarial gains and losses, net	165	230
Unfunded accrued seniority premiums and pension cost	837	726
Additional liability (intangible asset)	296	315
Estimated liability for seniority premiums and pension plans	Ps 1,133	Ps 1,041
Net cost for the year	(Ps 175)	(Ps 196)

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

	2002	2001
Amortization period:		
Transition liability	12 years	13 years
Unamortized actuarial gains and losses	16 years	17 years
Weighted real discount rate	5%	6%
Real estimated return at long-term on plan assets	6%	8%

10. STOCKHOLDERS' EQUITY

At December 31, 2002 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 4,975	Ps 670	Ps 5,645
Earned surplus:			
Retained earnings	3,226	6,057	9,283
Deferred income tax	78	13	91
Surplus on restatement of capital		2,095	2,095
Cumulative translation adjustment		(7)	(7)
	3,304	8,158	11,462
Equity in earned surplus of subsidiaries and associated companies:			
Deficit	(4,158)	(513)	(4,671)
Deferred income tax	(344)	(28)	(372)
Deficit on restatement of capital		(2,985)	(2,985)
Cumulative translation adjustment		(101)	(101)
	(4,502)	(3,627)	(8,129)
	(1,198)	4,531	3,333
Total majority interest	3,777	5,201	8,978
Minority interest	410	1,363	1,773
Consolidated stockholders' equity	Ps 4,187	Ps 6,564	Ps 10,751

At December 31, 2002 the subscribed and paid-in capital stock comprised 506,340,463 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In June 2002, HYLSAMEX's stockholders resolved to increase its authorized capital stock to Ps3,500 through the issuance of 356,052,899 Series "B" shares, which were offered to current stockholders, third parties and creditors of HYLSAMEX and of its subsidiaries HYLSA and GALVAK. At December 31, 2002, 262,584,369 shares, amounting to Ps2,651 had been subscribed and paid, as shown in the statement of changes in stockholders' equity. If the issue is not totally subscribed and paid by July 25, 2003, the capital stock will be increased just by the amount of the payments made, and the unsubscribed shares will be canceled. At the date of issuance of these financial statements 93,468,530 shares had not yet been subscribed and paid.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and the capital stock increase had not been subscribed or paid in.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the three following years.

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

11. COMPREHENSIVE FINANCING EXPENSE, NET

This item is analyzed as follows:

	2002	2001
Financial expense	(Ps 1,189)	(Ps 1,556)
Financial income	109	102
Exchange (loss) gain, net	(1,116)	489
Gain on monetary position	593	490
	(Ps 1,603)	(Ps 475)

12. OTHER EXPENSE, NET

The net charge to consolidated income was as follows:

	2002	2001
Write-off of fixed assets, mainly Pegi	(Ps 263)	(Ps 147)
Valuation allowance for investment in Posven, a foreign associated company	(97)	
Loss on sale of shares		(3)
Labor indemnities and other	(33)	(160)
Net effect of the debt-restructuring process	(53)	
Other income (expense), net	9	(32)
	(Ps 437)	(Ps 342)

13. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

The net credit (charge) to consolidated loss for income tax and asset tax was as follows:

	2002	2001
Income tax:		
Currently payable	(Ps 6)	(Ps 134)
Deferred	549	(93)
Tax on current year's income	543	(227)
Asset tax	(15)	(1,040)
Net credit (charge) to consolidated income	Ps 528	(Ps 1,267)

The reconciliation between the statutory and effective income tax rates is shown below:

	2002	2001
Loss before income tax and employees' profit sharing	(Ps 1,406)	(Ps 1,396)
Equity in loss of associated companies	94	860
	(Ps 1,312)	(Ps 536)
Income tax at statutory rate (35%)	Ps 459	Ps 187
Add (deduct) effect of income tax on:		
Nondeductible expenses	(43)	(12)
Permanent inflation accounting differences	10	(10)
Allowance for tax loss carryforwards not considered recoverable	(161)	(294)
Other permanent differences, net	21	(98)
	286	(227)
Effect of reduction in statutory income tax rate, net **(1)**	257	
Tax on current year's loss	543	(227)
Asset tax credits expired during year	(15)	(1,040)
Total credited (charged) to income	Ps 528	(Ps 1,267)
Effective rate	40.2%	(236.5%)

(1) In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate was 35% for 2002. However, this rate will be reduced by 1% annually until reaching a 32% rate in the year 2005. This change gave rise to a decrease of Ps257 in the amount of the deferred income tax liability at December 31, 2001, which was credited to 2002 income.

The movement in the deferred income tax liability for the years 2001 and 2002 was as follows:

	Deferred income tax	Recoverable asset tax	Net
Net balance at January 1, 2001	(Ps 3,565)	Ps 1,368	(Ps 2,197)
Effect for the year:			
Income	(93)		(93)
Surplus on restatement of capital	660		660
Asset tax credits expired or deemed not recoverable during year		(1,040)	(1,040)
Asset tax paid, net		225	225
Net balance at December 31, 2001	(2,998)	553	(2,445)
Deferred income tax asset	(197)	(112)	(309)
Deferred income tax liability	(3,195)	441	(2,754)
Effect for the year:			
Income	549		549
Surplus on restatement of capital	(224)		(224)
Asset tax credits expired or deemed not recoverable during year		(15)	(15)
Asset tax paid, net		356	356
Net balance at December 31, 2002	(2,870)	782	(2,088)
Deferred income tax asset	(249)	(168)	(417)
Deferred income tax liability	(Ps 3,119)	Ps 614	(Ps 2,505)

At December 31, the principal temporary differences requiring recognition of deferred income tax were analyzed as follows:

	2002	2001
Inventories	Ps 1,414	Ps 1,057
Property, plant and equipment, net	9,060	7,959
Deferred charges	1,315	1,346
Estimated liabilities	(969)	(778)
Tax loss carryforwards	(1,798)	(971)
Other, net	(52)	(48)
	8,970	8,565
Income tax rate	32%	35%
Deferred income tax, net	Ps 2,870	Ps 2,998

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

14 - SEGMENT INFORMATION AND GEOGRAPHICAL DISTRIBUTION

The Company's management evaluates its operations in just one business segment, steel. However, there are geographical segments as follows:

	Net sales			
	2002	%	2001	%
Location of customers				
Mexico	Ps 10,639	78.9	Ps 10,472	86.0
United States and Canada	2,646	19.6	1,447	11.9
Others	196	1.5	262	2.1
Total consolidated sales	Ps 13,481	100.0	Ps 12,181	100.0

All the Company's production facilities are located in Mexico.

Alejandro M. Elizondo B.
President

Ernesto Ortíz L.
Vice-President

Executive Team

Alejandro M. Elizondo	Chairman
Felipe Garza	Hylsa´s Flat Products Division
Régulo Salinas	Hylsa's Bar and Rod Division
Luis Garza T.	Galvacer
Raúl Quintero	HYL Technology Division
Mateo Quiroga	Raw Materials Services
Ernesto Ortiz	Finance Planning
J. Antonio Ramírez	Human Resources
Rafael R. Rubio	Economy and Trade

Board of Directors

Chairman	Dionisio Garza Medina
Directors	Gerardo X. Calderón Rojas Alejandro M. Elizondo Barragán Mauricio Fernández Garza Bernardo Garza de la Fuente Armando Garza Sada Eduardo Garza T. Fernández Alfonso González Migoya Leopoldo Marroquín Morales Rafael R. Páez Garza Rafael Rangel Sostmann José de Jesús Valdés Simancas José Vivanco Loza (†)
Secretary	Leopoldo Marroquín Morales Carlos Jiménez Barrera — Alternate
Statutory Auditor	Carlos Arreola Enríquez Rodolfo Sandoval García (†) — Alternate

HYLSAMEX ANNUAL REPORT 2002 HYLSAMEX ANNUAL REPORT 2002

HYLSAMEX

Munich 101, San Nicolás de los Garza, N.L. C.P. 66452 México
Tel. (52-81) 8865-2828 Fax (52-81) 8865-1304
www.hylsamex.com.mx

For additional information:

Othón Díaz
Tel. 8865-1240 Fax 8331-1885
odiaz@hylsamex.com.mx

Margarita Gutiérrez
Tel. 8865-1224 Fax 8865-2855
mgutierrez@hylsamex.com.mx